 CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193
April 8, 2009

VIA MESSENGER

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:         Spatializer Audio Laboratories, Inc.
Form 10-K/For Year ended December 31, 2007
Forms 10-Q for Quarters Ended March 31, June 30 and September 30, 2008
File No. 000-2646000

Dear Ms. Dicker:

This letter is in response to the supplemented comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of Spatializer Audio Laboratories, Inc. (the “Company”) as set forth in your letter dated March 27, 2009 (the “Current Comment Letter”).  This response is prepared on behalf of Jay Gottlieb, the Company’s Principal Executive Officer, and Greg Schneider, the Company’s Principal Financial Officer (“Current management”), as well as the members of the Company’s Board of Directors, respectively Mr. Gottlieb, Mr. Schneider and Michael C. Pearce (the “Board”).

As discussed with undersigned outside counsel, Carl N. Duncan, Current and former management consummated acquisition transactions shortly after a March 31, 2008 filing with the Commission of its Form 10-K Annual Report for the fiscal year ended December 31, 2007 (the “Annual Report”).  In connection with those April 2008 transactions (as described in more detail in our January 26, 2009 response letter), the Company experienced a change of control and the Company's prior sole officer, who prepared and signed the Annual Report, resigned.

In that context, the Company and its current management hereby responds to each of the Staff’s outstanding Comments.  For the convenience of the Staff, we have reproduced the Staff’s comments from the Current Comment Letter in Italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letter simul-taneously herewith, we are sending you via messenger two (2) copies of this letter and the sup-plemental material referred to herein (the associated Form 10-K/A Annual Report and Forms 10-Q/A Quarterly Reports and to be filed overnight as Correspondence on EDGAR).  As we have discussed, the associated, respective 2007 Form 10-K/A and Forms 10-Q/A (as amended) will be filed formally once the Staff advises us it has no further comments.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

 April 8,2009
Form 10-K for the Year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
Please update your discussion of your results of operations for each reporting period presented based upon your restated financial statements.  Refer to the guidance in Item 303(d) of Regulation S-K.  This comment is also applicable to your amended fiscal 2008 Forms 10-Q.

Response to Comment 1: The results of operations for each reporting period has been updated as requested.

Report of Independent Registered Public Accounting Firm, page 21 of proposed Form 10-K/A

2.
We note your response to prior comment from our February 18, 2009 letter.  We note that your current auditor will update its opinion on the 2007 and 2006 financial statements.  Please confirm that your predecessor auditor will also update its opinion on the 2005 financial statements included within this filing to cover the restatement related to reflecting the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations.  The updated opinion should include an explanatory paragraph referring to the restatement of the 2005 financial statements.  Refer to the guidance in AU 420.12.

Response to Comment 2:  The predecessor auditor, Farber Hass, has confirmed that it will also update its opinion for the Company, concurrently including in such opinion anexplanatory  paragraph referring to the restatement of the 2005 financial statements.

Note 12, Selected Quarterly Financial Data, page 36 of proposed Form 10-K/A

3.
Please revise your selected quarterly financial data for each reporting period presented to reflect the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations.  Please also include the disclosures required by paragraph 26 of SFAS 154 related to the restatement within your selected quarterly financial data.  Please label the selected quarterly financial data “as restated.”

Response to Comment 3:   The selected quarterly financial data for each reporting period has been updated with appropriate disclosure restated, as requested.

Item 9A(T) Controls and Procedures, page 36 of proposed Form 10-K/A

4.
Please refer to prior comment 8 from our letter dated February 18, 2009.  It is unclear from your proposed disclosure the date on which you are assessing the effectiveness of your internal control over financial reporting.  For instance, we note from your proposed disclosure that the company “believes that, as of the date of [your] report, [your] system of internal control over financial reporting was ineffective.”  As previously requested, please review your disclosure to include your assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is December 31, 2007.

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

April 8,2009
Response to Comment 4:  The Company has taken note of this Comment 4 from the Staff and has revised its disclosures accordingly.

5.
Further to the above, it is also unclear from your proposed disclosure the date on which you are assessing the effectiveness of your disclosure controls and procedures.  For instance, we note from your proposed disclosure that your management “as of the date of this Amended quarterly report, . . .have concluded that [your] disclosure controls and procedures as the end of the period cover by [your] report were effective. . .”  Please revise your disclosure to include your assessment of the effectiveness of disclosure controls and procedures as of the end of the most recent fiscal year, which in your case is December 31, 2007.

Response to Comment 5: The Company has taken note of this Comment 5 from the Staff and has revised its disclosures accordingly.

6.
We further note your management has continued to conclude that your disclosure controls and procedures were effective as of the end of the fiscal year even though you failed to provide management’s report on internal control over financial reporting; you disclose that you had a lack of segregation of duties, and that you are restating your 2007 financial statements to report the sale of your business in 2007 as discontinued operations.  Please tell us the factors you considered in more detail and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(c), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please amend your 2007 Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end if the fiscal year.

Response to Comment 6:  The Company has taken note of this Comment 6 from the Staff and has revised its disclosures to indicate that its internal control over financial reporting, and its disclosure controls and procedures were ineffective as of December 31, 2007.

7.
Please refer to prior comment 7 from our letter dated February 18, 2009.  We note your response to our prior comments but we still note no revisions to the language addressed in the comment.  Not withstanding the above comments, as previously requested, in future filings beginning with the planned amendments, please remove the superfluous language following the word “effective” or “ineffective”, or revise the disclosure so that the

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

April 8,2009

language is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  This comment is also applicable to your amended fiscal 2008 Forms 10-Q.

Response to Comment 7:   The Company has taken note of this Comment 7 from the Staff and has revised its disclosures accordingly.

Exhibit 31.1

8.
Please refer to prior comment 9 from our letter dated February 18, 2009.  We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) included within your proposed filings are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Specifically, the introduction and paragraph 1 are not in the exact form.  As previously requested, please revise your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response to Comment 8: The Company has taken note of this Comment 8 from the Staff and has made its disclosures exactly as requested.

Forms 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4T.  Controls and Procedures

9.
We note from your proposed filings that you have chosen to include management’s report on internal control over financial reporting as of March 31, 2008, June 30, 2008, and September 30, 2008 even though you are only required to include this assessment on your internal controls over financial reporting as of the end of the most recent fiscal year based upon the guidance in Item 308 of Regulation S-K  If you continue to include management’s report on internal controls over financial reporting in your Forms 10-Q, please note that you will need to apply the comments issued on the Form 10-K above.

Response to Comment 9:  The Company has taken note of this Comment 9 from the Staff and has revised its disclosures accordingly. Very specifically, per my discussion yesterday with the Staff’s Tara Harkins, the disclosures have been substantively revised relative to effective/ineffective assessment, noting that there is a progression from internal control having been ineffective as of year end 2007 and during 1st quarter 2008 and, with the substantive changes starting in 2nd quarter 2008, to being effective during that and subsequent periods.

We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.  We appreciate your consideration of this matter, and look for-ward to working with you, on current management’s to resolve the Staff’s comments.

Sincerely,

Carl N. Duncan

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

April 8,2009

Enclosures:
~           Form 10-K/A for period ended December 31, 2007
~           Form 10-Q/A for period ended March 31, 2008
~           Form 10-Q/A for period ended June 30, 2008
~           Form 10-Q/A for period ended September 30, 2008

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce
Dave Sherwood
Larry McEwen